IRVINE VENTURE LAW FIRM, LLP

ATTORNEYS AT LAW

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IRVINE, CALIFORNIA 92612

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April 7, 2014

By EDGAR

Mr. Larry Spirgel

Assistant Director

Division of Corporate Finance

Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Re:	Chineselnvestors.com, Inc. Form 10-K for Fiscal Year Ended May 31, 2013 Filed August 29, 2013 Form 10-Q for Fiscal Quarter Ended November 30, 2013 Filed January 14, 2014 File No. 000-54207

Dear Mr. Spirgel:

We are counsel to ChineseInvestors.com, Inc. (the “Issuer”). This letter is to clarify our written response to question number five, in the letter submitted March 26, 2014 regarding the composition of our available for sale securities held May 31, 2013. In our response we stated that we held 1,667,000 shares of common stock in Great China Mania Holdings, Inc. which had a market value of $.064 per share representing a total value of $107,021. However, during the fourth quarter of 2013 the Great China Mania Holdings, Inc. completed a 20 to 1 reverse stock split. The effects of this reverse stock split is that the adjusted holdings at May 31, 2013 would be 83,350 shares of common stock valued at $1.284 per share with a total value of $107,021.

Very truly yours, IRVINE VENTURE LAW FIRM, LLP /s/ Michael E. Shaff Michael E. Shaff

cc:	Mr. Brett Roper Mr. Warren Wang Mr. Paul Dickman